BAA plc

Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783

RECEIVED
2006 JUL 20 P 2:48
OFFICE OF INTERNATIONAL CORPORATE FINANCE

BAA

13 July 2006

06015334

US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA
Mailstop: Room 3628

SUPPL

Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

pp Pamela Lewis
Sue Welch
Assistant Company Secretary

PROCESSED
JUL 24 2006
THOMSON FINANCIAL

B

dw 7/20

To: Sue Welch
Assistant Company Secretary
BAA plc
130 Wilton Road
London
SW1V 1LQ

Fax: +44 20 7932 6700

From: US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA
Mailstop:3628

Re: SEC notification 13 July 2006

BAA plc (File No 82-3372) 12g3-2(b) Exemption
Disclosure of Interest 13 July 2006

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

____
Signed

____
Name

____
Date

BAA plc: Disclosure of interest in shares under S198-202 Companies Act 1985

BAA plc has today been informed that as at the close of business on 11 July 2006, Bear Stearns International Trading Limited, had ceased to have a notifiable interest in the Company's ordinary shares.

13 July 2006

BAA plc

Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783

RECEIVED
2006 JUL 20 P 2:49
OFFICE OF INTERNATIONAL CORPORATE FINANCE

BAA

13 July 2006

US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA
Mailstop: Room 3628

Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

pp. Pamela Lewis

Sue Welch
Assistant Company Secretary

To: Sue Welch
Assistant Company Secretary
BAA plc
130 Wilton Road
London
SW1V 1LQ

Fax: +44 20 7932 6700

From: US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA
Mailstop:3628

Re: SEC notification 13 July 2006

BAA plc (File No 82-3372) 12g3-2(b) Exemption
Disclosure of Interest 13 July 2006

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

____
Signed

____
Name

____
Date

BAA plc: Disclosure of interest in shares under S198-202 Companies Act 1985

BAA plc has been informed today that as at the close of business on 12 July 2006, each of Airport Development and Investment Limited, ADI Finance 2 Limited, ADI Finance 1 Limited, Airport Development and Investment (Holdings) Limited, FGP Topco Limited, Ferrovial Infraestructuras S.A. and Grupo Ferrovial S.A. have an interest in 1,003,453,542 ordinary shares of the Company, representing 92.47% of its issued share capital.

13 July 2006

Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783

RECEIVED
2006 JUL 20 P 2:49
OFFICE OF INTERNATIONAL CORPORATE FINANCE

BAA

13 July 2006

US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA
Mailstop: Room 3628

SUPPL

Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

Sarah Hunter
Head of Investor Relations

To: Sarah Hunter
Head of Investor Relations
BAA plc
130 Wilton Road
London
SW1V 1LQ

Fax: +44 20 7932 6783

From: US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA
Mailstop:3628

Re: SEC notification 13 July 2006

BAA plc (File No 82-3372) 12g3-2(b) Exemption

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

____
Signed

____
Name

____
Date

News release

Immediate Release

13 July 2006

Stephen Nelson appointed Chief Executive of BAA

BAA plc, the international airport group, today announced the appointment of Stephen Nelson as Chief Executive of the company.

Mr Nelson succeeds Mike Clasper CBE, who is stepping down as Chief Executive with immediate effect. Mr Clasper will continue to act as an adviser to BAA during the next year.

Stephen Nelson, 43, joined BAA in September 2005 from J Sainsbury plc, where he was Marketing Director and a member of its Operating Board. He became a member of the BAA plc Board in April.

Prior to joining Sainsbury, Stephen had a number of roles at Diageo, including Managing Director of Guinness Great Britain and President of Diageo (North America) South West. He has also worked at Thorn EMI and OC&C strategy consultants.

BAA also confirmed yesterday that Marcus Agius, who has been Chairman of the BAA Board since 2002, will continue in that role. Mr Agius said:

"We recruited Stephen Nelson to BAA last year because of his track record in demanding commercial situations and because of his qualities as a leader. We saw him then as a potential successor to Mike Clasper. Now that Mike has decided that this is the right time for him to leave BAA, Stephen is exactly the right person to build upon Mike's substantial achievements."

Juan Béjar, CEO, Ferrovial Infraestructeras, said: "Mike Clasper leaves BAA with our best wishes for the future. I am confident that Stephen will do an outstanding job leading BAA's talented senior management team at a time when the company is well placed to build on the opportunities created by its leadership position in the airport industry."

Corporate Affairs, 130 Wilton Road, London SW1V 1LQ
T +44 (0)20 7932 6654 F +44 (0)20 7932 6659
www.baa.com

BAA also announced yesterday that Tony Douglas, the man who has led the admired £4.5 billion Terminal 5 construction programme, has been appointed CEO of Heathrow and will also join the BAA board. Tony Douglas, 43, joined BAA in 1998 after a previous career which included senior roles with British Aerospace and Kenwood plc. He became Managing Director of Heathrow in March 2006.

In addition, Luis Sánchez Salmerón, Managing Director Ferrovial Aeropuertos, and a member of the BAA Board, is to take up the position of Deputy Chief Executive of BAA. He will be responsible for the interface between BAA and its new shareholders.

Completing the Board restructure, the following directors will step down from the BAA Board, but will remain on the company's Executive Committee: Mick Temple, Divisional Director; Tony Ward, Services Director; and Mike Toms, Planning and Regulatory Affairs Director.

Stephen Nelson said: "With the opening of T5 just over 18 months away and our plans for Heathrow East and a second runway at Stansted progressing well, there couldn't be a more exciting time to take over the leadership of BAA. I look forward to working with our new owners and with all our stakeholders. Our mission at BAA continues to be the responsible and profitable growth of the business. My ambition will be to take the company to new heights of achievement."

NOTES TO EDITORS:

Airport Development and Investment Limited, a consortium led by Grupo Ferrovial, took control of BAA on 26 June 2006.

The full membership of the BAA plc board is as follows: Marcus Agius, Chairman; Stephen Nelson, Chief Executive; Tony Douglas, CEO Heathrow; Margaret Ewing, Chief Finance Officer; Luis Sánchez Salmerón, Deputy Chief Executive; Juan Bejar, CEO Ferrovial Infraestructuras; Joaquín Ayuso García, CEO of Grupo Ferrovial S.A; Nicolás Villén Jimenez , CFO Grupo Ferrovial S.A; José María Pérez Tremps, a director and legal counsel of Grupo Ferrovial S.A; Lucas Osorio Iturmendi, legal counsel of Ferrovial Infraestructuras S.A; Ghislain Gauthier, Senior Vice President, Investment, Infrastructure and Energy, CDP Capital; Macky Tall, Investment Manager, Infrastructure and Services, CDP Capital; Robert Coté, Vice President, CDP Capital; and Aug Eng Seng, Head of GIC Government of Singapore Investment Corporation.

The full membership of the BAA Executive Committee is as follows: Stephen Nelson, Chief Executive; Margaret Ewing, Chief Finance Officer; Tony Douglas; CEO Heathrow; Luis Sánchez Salmerón, Executive Director; Mick Temple, Divisional Director; Tony Ward Services Director; Mike Toms, Planning and Regulatory Affairs Director; Donal Dowds, Divisional Director; Duncan Garrood, Divisional Director; Peter Blausten, Human Resources Director and Ian Hargreaves, Corporate and Public Affairs Director. As announced in October 2005 Mike Toms will retire from BAA in October. From 1 September, his responsibilities for regulation will be assumed by Ian Hargreaves, who becomes Corporate and Regulatory Affairs Director.

Andrew Jurenko, Chairman, BAA Lynton & Managing Director, BAA International, will, by prior agreement, shortly retire. He steps down from the Executive Committee on 1 September 2006.

For further information on BAA plc see www.baa.com

- Ends -

Media enquiries: **Mark Mann, BAA plc**
Tel: +44 (0)20 7932 6609